UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934

TRUE DRINKS HOLDINGS, INC.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
897837100
(CUSIP Number)
February 1 , 2013
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)

[ x ] Rule 13d-1(c)

[   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 897837100
(1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) David Skriloff
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
(3)	SEC Use Only
(4)	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0
(6) Shared Voting Power 4,198,043
(7) Sole Dispositive Power 0
(8) Shared Dispositive Power 4,198,043
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,198,043
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)
(11)	Percent of Class Represented by Amount in Row (9) 15.8%
(12)	Type of Reporting Person (See Instructions) IN

CUSIP No. 897837100
(1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) MKM Opportunity Master Fund, Ltd. 98-0576909
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0
(6) Shared Voting Power 3,673,799
(7) Sole Dispositive Power 0
(8) Shared Dispositive Power 3,673,799
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,673,799
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)
(11)	Percent of Class Represented by Amount in Row (9) 13.9%
(12)	Type of Reporting Person (See Instructions) CO

Item 1.
(a) Name of Issuer
TRUE DRINKS HOLDINGS, INC.
(b) Address of Issuer's Principal Executive Offices
18552 MacArthur Blvd, Suite 325
Irvine, California, 92612

Item 2.
(a) Name of Person Filing
David Skriloff
MKM Opportunity Master Fund, Ltd.
(b) Address of Principal Business Office or, if none, Residence
David Skriloff
28 West 44th Street, 16th Floor
New York, NY 10036

MKM Opportunity Master Fund, Ltd.
28 West 44th Street, 16th Floor
New York, NY 10036
(c) Citizenship
Skriloff: United States
MKM Opportunity Master Fund, Ltd.: Cayman Islands
(d) Title of Class of Securities
Common Stock, $0.001 par value
(e) CUSIP Number
897837100

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)
[   ]
Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)
[   ]
Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)
[   ]
Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)
[   ]
Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)
[   ]
An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)
[   ]
An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)
[   ]
A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)
[   ]
A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)
[   ]
A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)
[   ]
Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.
(a) Amount beneficially owned:
Skirloff may be deemed the beneficial owner of 4,198,043 shares of Common Stock. Of those 4,1981,043 shares of Common Stock, 3,673,799 shares are held by MKM and 524,244 shares are held by MKM Capital Advisors, LLC, a Delaware limited liability company, and Skirloff may be deemed the beneficial owner of such shares.
(b) Percent of class:
Skirloff may be deemed the beneficial owner of 15.8% of the outstanding shares of Common Stock. The percentage is determined by dividing 4,198,043 by 26,496,325, which is the number of shares of Common Stock outstanding as of January 18, 2013, as disclosed by the Issuer on its Form 8-K filed on January 18, 2013. MKM may be deemed the beneficial owner of 13.9% of the outstanding shares of Common Stock. The percentage is determined by dividing 3,673,799 by 26,496,325, which is the number of shares of Common Stock outstanding as of January 18, 2013, as disclosed by the Issuer on its Form 8-K filed on January 18, 2013.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote
0
(ii) Shared power to vote or to direct the vote
Skirloff may be deemed to have the shared power to vote and dispose of the 4,198,043 shares of Common Stock beneficially owned. MKM may be deemed to have the shared power to vote and dispose of 3,673,799 of the 4,198,043 shares of Common Stock beneficially owned.
(iii) Sole power to dispose or to direct the disposition of
0
(iv) Shared power to dispose or to direct the disposition of
Skirloff may be deemed to have the shared power to vote and dispose of the 4,198,043 shares of Common Stock beneficially owned. MKM may be deemed to have the shared power to vote and dispose of 3,673,799 of the 4,198,043 shares of Common Stock beneficially owned.

Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ]

Item 6. Ownership of More than Five Percent on Behalf of Another Person.
N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
N/A

Item 8. Identification and Classification of Members of the Group.
N/A

Item 9. Notice of Dissolution of Group.
N/A

Item 10. Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   February 12, 2013

By:	/s/ David Skriloff

Name: David Skriloff
Date:   February 12, 2013
MKM Opportunity Master Fund, Ltd.
By:	/s/ David Skriloff

Name: David Skriloff
Title: Portfolio Manager

Exhibit Index

Exhibit No.	Description
EX-99.1	Joint Filing Agreement